

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2023

Alex Valdes
Chief Financial Officer
T Stamp Inc.
3017 Bolling Way NE, Floors 1 and 2
Atlanta, GA 30305

> **Re: T Stamp Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed April 7, 2022**
> **File No. 001-41252**

Dear Alex Valdes:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Technology

cc: Andrew Stephenson